UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38201

SECOO HOLDING LIMITED

Secoo Tower

Sanlitun Road A, No.3 Courtyard Building 2

Chaoyang District, Beijing 100027

The People’s Republic of China

+86 10 6588-0135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒                                            Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

Due to the outbreak of coronavirus disease 2019 (COVID-19), Secoo Holding Limited (the “Company”) is filing this current report on Form 6-K to avail itself of an extension to file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is originally due on April 30, 2020, relying on an order issued by the U.S. Securities and Exchange Commission on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the COVID-19 outbreak (Release No. 34-88465).

Substantially all of our operations are located in China. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and warehouses in China, and put significant strain on merchandise shipping and delivery. We have taken measures in response to the outbreak, including implementing temporary remote working arrangements and advising the employees from Hubei Province not to return to the office until the lockdown is lifted. These measures have led to certain disruption to the Company’s preparation and timely filing of its Annual Report. Such disruptions include, among others, modified working hours, delay of onsite due diligence, reduced efficiency and work capacity, and quarantines of certain of the Company’s employees.

Considering the lack of time for the compilation and review of the information required to be disclosed, and the importance for investors to receive materially accurate information in the Annual Report, the Company has decided to rely on Release No. 34-88465 to extend the due date for the filing of the Annual Report. The Company plans to include the following risk factor, as may be amended as the Company deems necessary and appropriate, relating to the impact COVID-19 may have on the Company’s business:

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, the outbreak of COVID-19 in China has resulted in the temporary closure of many corporate offices and retail stores across China. The population in most of the major cities in China was subject to lockdown, travel restrictions or other form of quarantine of various degrees. Most of our employees are located in Beijing. After the extended Chinese New Year Holiday, we prioritized the health and safety of our employees and implemented temporary remote working arrangements until the end of March. Normal economic life throughout China was sharply curtailed during the outbreak and opportunities for discretionary consumption were limited. A reduction in discretionary consumption is likely to adversely affect the demand for upscale products and lifestyle services, which could in turn materially and negatively affect our business and results of operations. Since March, the situation in China has appeared to be on a path of slow recovery from the impact. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our business and financial performance have been adversely affected by the outbreak of coronavirus in China and globally since the beginning of 2020. The full extent to which COVID-19 will impact our financial results and business condition will depend on future developments, which cannot be predicted.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

	By:	/s/ Richard Rixue Li
	Name:	Richard Rixue Li
	Title:	Director and Chief Executive Officer

Date: April 30, 2020

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